Filed Pursuant to Rule 424(b)(3)
File Number 333-147355

PROSPECTUS SUPPLEMENT NO. 6
to Prospectus dated April 28, 2009
(Registration No. 333-147355)

HONG KONG HIGHPOWER TECHNOLOGY, INC.

This Prospectus Supplement No. 6 supplements our Prospectus dated April 28, 2009 and our Prospectus Supplement No. 1 dated May 26, 2009, Prospectus Supplement No. 2 dated September 29, 2009, Prospectus Supplement No. 3 dated November 13, 2009, Prospectus Supplement No. 4 dated April 6, 2010 and Prospectus Supplement No. 5 dated May 13, 2010 (the “Prospectus Supplements”).  The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 6 together with the Prospectus and the Prospectus Supplements.

This Prospectus Supplement No. 6 includes the attached reports, as set forth below, as filed by us with the Securities and Exchange Commission (the “SEC”): Current Report on Form 10-Q filed with the SEC on August 13, 2010.

Our common stock is traded on the NASDAQ Global Market under the symbol “HPJ.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 6 is August 18, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission File No.:  001-34098

HONG KONG HIGHPOWER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	20-4062622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111,
People’s Republic of China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(86) 755-89686238
 (COMPANY’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

The registrant had 13,582,106 shares of common stock, par value $0.0001 per share, outstanding as of August 11, 2010.

HONG KONG HIGHPOWER TECHNOLOGY, INC.

FORM 10-Q

For the Quarterly Period Ended June 30, 2010

INDEX

Item 1. Financial Statements

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	$	$
ASSETS
Current Assets :
Cash and cash equivalents	3,548,525	2,967,586
Restricted cash	6,683,776	5,478,418
Accounts receivable	18,888,393	14,896,503
Notes receivable	860,786	596,795
Prepaid expenses and other receivables – Note 7	4,345,588	2,366,734
Inventories – Note 11	15,017,272	10,633,566

Total Current Assets	49,344,340	36,939,602
Plant and equipment, net – Note 12	12,118,022	10,284,873
Leasehold land, net – Note 13	2,987,656	3,019,509
Intangible asset, net – Note 14	825,000	850,000
Investment securities – Note 15	52,725	52,732
Investment in an associate	142,515	-

TOTAL ASSETS	65,470,258	51,146,716

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Current Liabilities :
Non-trading foreign currency derivatives liabilities	11,039	11,041
Accounts payable	19,969,317	10,738,714
Other payables and accrued liabilities – Note 19	4,456,429	3,563,308
Income taxes payable	589,804	876,739
Bank borrowings – Note 20	16,151,634	14,787,714

Total Current Liabilities	41,178,223	29,977,516

COMMITMENTS AND CONTINGENCIES – Note 22

(continued)

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Stated in US Dollars)

	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	$	$
STOCKHOLDERS’ EQUITY
Preferred Stock
Par value: $0.0001
Authorized: 10,000,000 shares
Issued and outstanding: none	-	-

Common stock
Par value : $0.0001
Authorized: 100,000,000 shares
Issued and outstanding: 2010 –13,582,106 shares (2009 –13,582,106 shares)	1,358	1,358
Additional paid-in capital	5,155,864	5,065,426
Accumulated other comprehensive income	1,890,208	2,023,858
Retained earnings	17,244,605	14,078,558

TOTAL STOCKHOLDERS’ EQUITY	24,292,035	21,169,200

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	65,470,258	51,146,716

See accompanying notes to unaudited condensed consolidated financial statements

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME
(Stated in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Net sales	28,978,114	15,445,484	49,201,486	26,755,289
Cost of sales	(23,578,703)	(12,371,676)	(39,555,745)	(21,285,385)

Gross profit	5,399,411	3,073,808	9,645,741	5,469,904
Depreciation – Note 12	(69,719)	(68,075)	(138,961)	(119,189)
Selling and distribution costs	(1,110,448)	(580,458)	(1,862,502)	(1,111,807)
General and administrative costs, including stock-based compensation	(2,168,103)	(1,046,340)	(3,621,710)	(2,149,262)
Loss on exchange rate difference	(130,130)	(22,865)	(152,484)	(55,589)

Income from operations	1,921,011	1,356,070	3,870,084	2,034,057
Change in fair value of currency forwards	-	(21,510)	-	(109,623)
Other income – Note 3	126,026	21,774	203,400	88,589
Interest expenses – Note 4	(101,111)	(39,377)	(167,444)	(80,497)
Other expenses - Note 5	-	(119,549)	-	(171,085)

Income before taxes	1,945,926	1,197,408	3,906,040	1,761,441
Income taxes – Note 6	(360,579)	(228,752)	(739,993)	(389,819)

Net income for the period	1,585,347	968,656	3,166,047	1,371,622

Other comprehensive income
- Foreign currency translation gain	(7,898)	456,215	(23,495)	492,064
- Cash flow hedge	(2,515)	-	2	-

Comprehensive income	1,574,934	1,424,871	3,142,554	1,863,686

Earnings per share of common stock
- Basic	0.12	0.07	0.23	0.10
- Diluted	0.12	0.07	0.23	0.10

Weighted average number of common stock
- Basic	13,582,106	13,762,217	13,582,106	13,651,389
- Diluted	13,732,096	13,812,547	13,732,096	13,703,889

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)
	Six months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Cash flows from operating activities
Net income	3,166,047	1,371,622
Adjustments to reconcile net income to net cash provided by operating activities :
Amortization of intangible asset	25,000	25,000
Amortization of leasehold land	31,853	31,331
Depreciation	674,296	424,007
Change in fair value of currency forwards	-	109,623
Loss on disposal of plant and equipment	48,381	6,834
Share based payment	80,372	216,667
Bad debt written off	5,626	-

Changes in operating assets and liabilities :
(Increase) decrease in -
Accounts receivable	(4,604,365)	(850,943)
Notes receivable	(266,209)	(146,046)
Prepaid expenses and other receivables	(1,979,423)	(1,743,845)
Inventories	(4,385,862)	3,451,450
Increase (decrease) in -
Accounts payable	9,837,912	835,955
Other payables and accrued liabilities	893,755	3,532,852
Income taxes payable	(286,852)	(165,841)

Net cash flows provided by operating activities	3,240,531	7,098,666

Cash flows from investing activities
Acquisition of plant and equipment	(2,563,278)	(1,569,989)
Investment in an associate	(142,515)	-

Net cash flows used in investing activities	(2,705,793)	(1,569,989)

Cash flows from financing activities
Proceeds from new short-term bank loans	4,803,830	2,626,113
Repayment of short-term bank loans		-
Repayment of other secured loans	(3,437,764)	(11,936,980)
(Decrease) Increase in restricted cash	(1,206,238)	779,112

Net cash flows (used in) provided by financing activities	159,828	(8,531,755)

Net (decrease) increase in cash and cash equivalents	694,566	(3,003,078)
Effect of foreign currency translation on cash and cash equivalents	(113,627)	148,370
Cash and cash equivalents - beginning of period	2,967,586	4,175,780

Cash and cash equivalents - end of period	3,548,525	1,321,072

Supplemental disclosures for cash flow information :
Cash paid for :
Interest	167,445	80,497

See accompanying notes to unaudited condensed consolidated financial statements

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

1.	Organization and Basis of Presentation

Hong Kong Highpower Technology, Inc. (“Highpower” or the “Company,” was incorporated in the State of Delaware on January 3, 2006 to locate a suitable acquisition candidate to acquire.

The Company was organized principally to engage in the manufacturing and trading of nickel metal hydride rechargeable batteries.

As used herein, the “Company” refers to Highpower and its wholly-owned subsidiaries, unless the context indicates otherwise.

In January 2008, Hong Kong Highpower Technology Co., Ltd., a subsidiary of the Company (“HKHTC”), invested $749,971 in HZ Highpower Technology Co., Ltd. (“HZ Highpower”). HZ Highpower is a wholly-owned subsidiary of HKHTC. HZ Highpower has not commenced business as at June 30, 2010.

In June 20, 2008, HKHTC invested $250,000 in Spring Power Technology (Shenzhen) Co., Ltd. (“SZ Spring Power”, formerly known as Sure Power Technology (Shenzhen) Co., Ltd.) which became a wholly-owned subsidiary of HKHTC. On July 9, 2008, HKHTC invested an additional $750,000 in SZ Spring Power. SZ Spring Power commenced business in June 2008 and specializes in researching and manufacturing Lithium-ion rechargeable batteries.

On June 19, 2008, the Company effected a 5-for-8 reverse stock split of its issued and outstanding shares of common stock (the Reverse Stock Split”). The par value and number of authorized shares of the common stock remained unchanged.

The Company’s common stock commenced trading on the Nasdaq Global Market on December 21, 2009.  Prior to December 21, 2009, shares of the Company’s common stock were listed for trading on the NYSE Amex.

On June 19, 2008, the Company issued 603,750 shares of common stock upon the closing of a public offering. The Company’s sale of common stock, which was sold indirectly by the Company to the public at a price of $3.25 per share, resulted in net proceeds of $1,486,400. These proceeds were net of underwriting discounts and commissions, fees for legal and auditing services, and other offering costs.

On June 19, 2008, the Company issued 160,000 shares of common stock upon the closing of the public offering. The shares are treated as compensation for investor relations services. The services provided are for the period of one year from the date of June 19, 2008.

On November 18, 2009, HKHTC invested an additional $1,227,487 in SZ Highpower.

In May 25, 2010, the Company invested $142,515 in Springpower International, Inc. (“Springpower International”) which became an associate of HKHTC. Springpower International is incorporated in Canada. It mainly researches and develops advanced, high performance battery materials and clean energy materials.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Stated in US Dollars)

1.	Organization and Basis of Presentation (continued)

Description of business

The subsidiaries of the Company include the following:

Name of company	Place and date of incorporation	Attributable equity interest held	Principal activities

Hong Kong Highpower Technology Co., Ltd (“HKHTC”)	Hong Kong Jul 4, 2003	100%	Investment holding

Shenzhen Highpower Technology Co., Ltd (“SZ Highpower”)	PRC Oct 8, 2002	100%	Manufacturing of batteries

HZ Highpower Technology Co., Ltd (“HZ Highpower”)	PRC Jan 29, 2008	100%	Inactive

Spring Power Technology (Shenzhen) Co., Ltd (“SZ Spring Power”)	PRC Jun 4, 2008	100%	Manufacturing of batteries

The associate of the Company include the following:

Springpower International, Inc. (“Springpower International”)	Canada Mar 22, 2010	40%	Research and development of batteries

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Stated in US Dollars)

2.	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements for the interim periods are unaudited. In the opinion of management, these consolidated financial statements, include all adjustments, including normal recurring adjustments, necessary for their fair presentation. Interim results are not necessarily indicative of results of operations to be expected for a full year, The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

On June 29, 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) for all nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) are also sources of authoritative U.S. GAAP for SEC registrants. The Codification does not change U.S. GAAP but takes previously issued FASB standards and other U.S. GAAP authoritative pronouncements, changes the way the standards are referred to, and includes them in specific topic areas. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have any impact on the Company’s financial statements.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and equipment. Actual results could differ from those estimates.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

(a)	Comparative amounts

Certain comparative amounts in prior periods have been reclassified to conform to the current period’s presentation. The principal reclassification related to the separate presentation of loss on exchange rate difference as an operating cost line item in the statement of operations, which was previously included in general and administrative costs. These reclassifications had no effect on reported total assets, liabilities, stockholders’ equity, or net income (loss).

Economic and political risks

The Company’s operations are conducted in the People’s Republic of China (the “PRC”).  Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad and rates and methods of taxation, among other things.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.  The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security.  In order to minimize the credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.  Further, the Company reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.  In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.  Other than set forth below, no customers represented 10% or more of the Company’s net sales and accounts receivable.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Concentrations of credit risk (Continued)

A substantial percentage of the Company's sales are made to the following customers.  Details of the customers accounting for 10% or more of total net revenue in any of the six months ended June 30, 2010 and 2009 are as follows:

	2010	2009

Company A	19%	22%
Company B	*	13%
* Less than 10%

	19%	35%

Details of the accounts receivable from the customers with the largest receivable balances at of June 30, 2010 and 2009 are as follows:

	Percentage of accounts receivable
	June 30,	June 30,
	2010	2009

Company A	29%	24%
Company B	*	11%
Company C	16%	*
* Less than 10%
Largest receivable balances	45%	35%

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other liquid investments with initial maturities of three months or less.

Restricted cash

Certain cash balances are held as security for short-term bank borrowings and are classified as restricted cash in the Company’s balance sheets.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable are stated at the original amount less an allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at period end.  An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off when identified. The Company extends unsecured credit to customers in the normal course of business and believes all accounts receivable in excess of the allowances for doubtful receivables to be fully collectible. The Company does not accrue interest on trade accounts receivable.

The Company experienced bad debts of $5,626 and $Nil during the six months ended June 30, 2010 and 2009, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a weighted average basis and includes purchase costs, direct labor and factory overheads. There are no significant freight charges, inspection costs and warehousing costs incurred for any of the periods presented. In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. The Company’s reserve requirements generally increase based on management’s projected demand requirements, and decrease due to market conditions and product life cycle changes.  During the six months ended June 30, 2010 and 2009, the Company did not make any allowance for slow-moving or defective inventories. The Company’s production process results in a minor amount of waste materials. The Company does not record a value for the waste in its cost accounting. The Company records proceeds on an as realized basis, when the waste is sold. The Company has offset the proceeds from the sales of waste materials as a reduction of production costs. Proceeds from the sales of waste materials were approximately $38,730 and $18,831 for the six months ended June 30, 2010 and 2009 respectively. Generally, waste materials on hand at the end of a year are nominal.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Depreciation of plant and equipment is provided using the straight-line method over their estimated useful lives at the following annual rates:

Buildings	5% - 10%
Furniture, fixtures and office equipment	20%
Leasehold improvement	50%
Machinery and equipment	10%
Motor vehicles	20%

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Plant and equipment (continued)

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Construction in progress represents the properties and plant and machinery in the course of development for production or buildings under development and are stated at cost, less any identified impairment losses. When the construction is completed and the asset is ready for its intended use, the related cost is transferred to an appropriate category of property, plant and equipment and depreciated in accordance with the above policy.

Investment Securities

Investments in less than twenty percent owned entities are accounted for under the cost basis and are reviewed for impairment periodically.

Management have strategic investments in certain debt and equity securities that are included in noncurrent “Investment securities” on our Consolidated Balance Sheets accounted for using the cost methods of accounting.

The Company ability to realize value from our strategic investments in companies that are not publicly traded depends on the success of those companies’ businesses and their ability to obtain sufficient capital to execute their business plans.  Because private markets are not as liquid as public markets, there is also increased risk that we will not be able to sell these investments, or that when we desire to sell them we will not be able to obtain fair value for them.

Intangible Assets and Long-Lived Assets

FASB ASC 350 “Intangibles – Goodwill and Other”, requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Accordingly, the consumer battery license is being amortized over its useful life of 20 years. The Company does not have any goodwill.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Intangible Assets and Long-Lived Assets (continued)

The Company accounts for the impairment of long-lived assets, such as plant and equipment, leasehold land and intangible assets, under the provisions of FASB ASC 360 “Property, Plant and Equipment – Overall”. ASC 360 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business. Pursuant to ASC 360, the Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. The Company reports an impairment cost as a charge to operations at the time it is recognized.

There was no impairment of long-lived assets for the six months ended June 30, 2010 and 2009.

Revenue recognition

The Company recognizes revenue when the goods are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales of goods represent the invoiced value of goods, net of sales returns, trade and allowances.

The Company does not have arrangements for returns from customers and does not have any future obligations directly or indirectly related to product resales by customers.  The Company has no incentive programs.

Advertising and promotion expenses

Advertising and promotion expenses are charged to expense as incurred.

Advertising and promotion expenses, which are included in selling and distribution costs, were not material for the six months ended June 30, 2010 and 2009.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of income in the period that includes the enactment date or date of change in tax rate. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company adopted FASB ASC 740, “Accounting for Uncertainty in Income Taxes” clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax expense in the consolidated statements of income. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The adoption of ASC 740 did not have a significant effect on the consolidated financial statements.

Comprehensive income

The Company has adopted FASB ASC 220 “Comprehensive income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB”). The Company maintains its financial statements in the functional currency.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective year.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Foreign currency translation (continued)

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, are then translated into United States dollars.  Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment in other comprehensive income, a component of stockholders’ equity.

	June 30, 2010	June 30,2009

Quarter end RMB : US$ exchange rate	6.8279	6.8186
Average quarterly RMB : US$ exchange rate	6.8271	6.8535

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that RMB amounts could have been, or could be, converted into US$ at rates used in translation.

Transactions and balances

Transactions in foreign currencies are translated into the functional currency at the approximate rates of exchange ruling on the transaction date. Exchange gains and losses resulting from this translation policy are recognized in the statements of operations.

Fair value of financial instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade and other receivables, deposits, trade and other payables, approximate their fair values due to the short-term maturity of such instruments. The carrying amounts of borrowings approximate their fair values because the applicable interest rates approximate current market rates.

The Company is exposed to certain foreign currency risk from export sales transactions and the related accounts receivable as they will affect the future operating results of the Company.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Foreign currency derivative

From time to time the Company may utilize forward foreign currency exchange contracts to reduce the impact of foreign currency exchange rate risks. Forward contracts are cash flow hedges of the Company’s foreign currency exposures and are recorded at the contract’s fair value. The effective portion of the forward contract is initially reported in “Accumulated other comprehensive income,” a component of shareholders’ equity, with a corresponding asset or liability recorded based on the fair value of the forward contract. When the hedged transaction is recorded (generally when revenue on the associated sales contract is recognized), any unrecognized gains or losses are reclassified into results of operations in the same period. Any hedge ineffectiveness is recorded to operations in the current period. The Company measures hedge effectiveness by comparing changes in fair values of the forward contract and expected cash flows based on changes in the spot prices of the underlying currencies. Cash flows from forward contracts accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Earnings per share

The Company reports earnings per share in accordance with FASB Accounting Standard Codification Topic 260 (“ASC 260”) “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of common shares outstanding during the periods presented. The weighted average number of shares represents the common stock outstanding during the years, as adjusted retroactively to reflect the November 2007 recapitalization as described at Note 1. Diluted earnings per common share computations are based on the weighted average number of common shares outstanding during the period, plus the dilutive effect of stock options, warrants and restricted stock awards.

Stock-Based Compensation

The Company accounts for stock-based payment transactions in which the Company receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Stock-based compensation cost for restricted stock units (“RSUs”) is measured based on the closing fair market value of the Company’s common stock on the date of grant. Stock-based compensation cost for stock options is estimated at the grant date based on each option’s fair-value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company recognizes stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period. The Company will recognize a benefit from stock-based compensation in equity if an incremental tax benefit is realized by following the ordering provisions of the tax law. In addition, the Company accounts for the indirect effects of stock-based compensation on the research tax credit, the foreign tax credit and the domestic manufacturing deduction through the income statement. Further information regarding stock-based compensation can be found in Note 9, “Shareholders’ Equity and Stock-Based Compensation.”

Share-based compensation expense was $80,372 and $216,667 and for the six months ended June 30, 2010 and 2009, respectively.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

ASC 805, Business Combinations (“ASC 805”) (formerly included under Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations) contains guidance that was issued by the FASB in December 2007. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with certain exceptions. Additionally, the guidance requires changes to the accounting treatment of acquisition related items, including, among other items, transaction costs, contingent consideration, restructuring costs, indemnification assets and tax benefits. ASC 805 also provides for a substantial number of new disclosure requirements. ASC 805 also contains guidance that was formerly issued as FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies which was intended to provide additional guidance clarifying application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. ASC 805 was effective for business combinations initiated on or after the first annual reporting period beginning after December 15, 2008. The Company implemented this guidance effective January 1, 2009. Implementing this guidance did not have an effect on the Company’s financial position or results of operations; however it will likely have an impact on the Company’s accounting for future business combinations, but the effect is dependent upon acquisitions, if any, that are made in the future.

In March 2008, the FASB issued ASC 815 (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”) to amend and expand the disclosures about derivatives and hedging activities. The standard requires enhanced qualitative disclosures about an entity’s objectives and strategies for using derivatives, and tabular quantitative disclosures about the fair value of derivative instruments and gains and losses on derivatives during the reporting period. This standard is effective for both fiscal years and interim periods that begin after November 15, 2008. The adoption of this standard on December 29, 2008, the beginning of the Company’s fiscal year, did not have a material impact on its consolidated financial statements.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Recently issued accounting pronouncements (continued)

ASC 855, Subsequent Events (“ASC 855”) (formerly Statement of Financial Accounting Standards No. 165, Subsequent Events) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company’s evaluation of its subsequent events. ASC 855 defines two types of subsequent events, “recognized” and “non-recognized”. Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore; are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of April 1, 2009. The effect of implementing this guidance was not material to the Company’s financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards are effective for us beginning in the fourth quarter of fiscal year 2009. There was no material impact upon the adoption of this standard on the Company’s consolidated financial statements.

In September 2009, the FASB issued ASU 2009-06, Income Taxes (Topic 740), ”Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”, which provides implementation guidance on accounting for uncertainty in income taxes, as well as eliminates certain disclosure requirements for nonpublic entities.  For entities that are currently applying the standards for accounting for uncertainty in income taxes, this update shall be effective for interim and annual periods ending after September 15, 2009. For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), this update shall be effective upon adoption of those standards. The adoption of this standard is not expected to have an impact on the Company’s consolidated financial position and results of operations since this accounting standard update provides only implementation and disclosure amendments.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Recently issued accounting pronouncements (continued)

In September 2009, the FASB has published ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU amends Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). This ASU also requires new disclosures, by major category of investments including the attributes of investments within the scope of this amendment to the Codification. The guidance in this update is effective for interim and annual periods ending after December 15, 2009. Early application is permitted.   The Company is in the process of evaluating the impact of this standard on its consolidated financial position and results of operations.

In October 2009, the FASB has published ASU 2009-13, “Revenue Recognition (Topic 605)-Multiple Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, “Revenue Recognition-Multiple-Element Arrangements”, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and also requires expanded disclosures. The guidance in this update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

ASC 105, Generally Accepted Accounting Principles (“ASC 105”) (formerly SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162), reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board (“FASB”) into a single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. All guidance contained in the Accounting Standards Codification (“ASC”) carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed “non-authoritative”. ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the guidance included in ASC 105 as of July 1, 2009. The implementation of this guidance changed the Company’s references to GAAP authoritative guidance but did not impact the Company’s financial position or results of operations.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

2.	Summary of significant accounting policies (continued)

Recently issued accounting pronouncements (continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (the Company’s fiscal year 2012); early adoption is permitted.  The Company is currently evaluating the impact of adopting ASU 2009-14 on its financial statements.

In January 2010 the FASB issued guidance that eliminates the concept of a “qualifying special-purpose entity” (QSPE), revises conditions for reporting a transfer of a portion of a financial asset as a sale (e.g., loan participations), clarifies the derecognition criteria, eliminates special guidance for guaranteed mortgage securitizations, and changes the initial measurement of a transferor’s interest in transferred financial assets. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. We adopted the provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

In January 2010 the FASB issued guidance that revises analysis for identifying the primary beneficiary of a variable interest entity, or VIE, by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The new guidance requires the primary beneficiary of a VIE to be identified as the party that both (i) has the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. We adopted the provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

In January 2010, the FASB issued guidance that expands the interim and annual disclosure requirements of fair value measurements, including the information about movement of assets between Level 1 and 2 of the three-tier fair value hierarchy established under its fair value measurement guidance. This guidance also requires separate disclosure for purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs using Level 3 methodologies. Except for the detailed disclosure in the Level 3 reconciliation, which is effective for the fiscal years beginning after December 15, 2010, all the other disclosures under this guidance became effective during the six months ended June 30, 2010. We adopted the relevant provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

3.	Other income

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Bank interest income	20,605	7,627	49,853	32,769
Foreign exchange contract income	3,774	-	5,356	-
Government sponsor	35,266	-	49,913	-
Sundry income	66,381	14,147	98,278	55,820

	126,026	21,774	203,400	88,589

4.	Interest expenses

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Interest on trade related bank loan	91,928	35,203	152,001	63,403
Interest on short-term bank loans	9,183	4,174	15,443	17,094

	101,111	39,377	167,444	80,497

5.	Other expenses

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Foreign exchange contract expenses	-	119,549	-	171,085

	-	119,549	-	171,085

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

6.	Income taxes

The components of the provision for income taxes are:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

PRC income taxes	360,579	228,752	739,993	389,819

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FASB Accounting Standard Codification Topic 740 (ASC 740) “Income Taxes”. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of the provisions of ASC 740 did not have a material effect on the Company’s financial statements.

Based on the Company’s evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

7.	Prepaid expenses and other receivables

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$

Purchase deposits paid	1,317,417	800,437
Advance to staff	126,207	150,139
Valued-added tax prepayment	1,739,046	339,868
Other deposits and prepayments	417,052	423,058
Other receivables	745,866	653,232

	4,345,588	2,366,734

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

8.	Deferred charges – Stock-based compensation

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	$	$

Cost
Stock-based compensation – consulting fee	-	520,000

Accumulated amortization	-	(520,000)

Net	-	-

Amortization expenses included in general and administrative costs for the six months ended June 30, 2010 and 2009 were $Nil and $216,667 respectively.

The Company is amortizing the $520,000 cost of stock-based compensation over a period of one year on the straight line basis.

9.	Share – based compensation expenses

The Company has outstanding equity awards issued under its legacy equity plans and equity plans assumed as a result of previous acquisitions. While the Company maintains a number of legacy and acquired equity incentive plans that have awards outstanding, equity awards are currently made only from the 2008 Omnibus Incentive Plan as described below.

2008 Omnibus Incentive Plan

The 2008 Omnibus Incentive Plan (the “2008 Plan”) was approved by the Company’s Board of Directors on October 30, 2008 and became effective upon the approval of the Company’s stockholders on December 11, 2008. The 2008 Plan has a ten year term. The 2008 Plan reserves two million shares of common stock for issuance, subject to increase from time to time by the number of shares: (i) subject to outstanding awards granted under the Company’s prior equity compensation plans that terminate without delivery of any stock (to the extent such shares would have been available for issuance under such prior plan), and (ii) subject to awards assumed or substituted in connection with the acquisition of another company.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

9.	Share – based compensation expenses (continued)

2008 Omnibus Incentive Plan (continued)

The 2008 Plan authorizes the issuance of awards including stock options, restricted stock units (RSUs), restricted stock, unrestricted stock, stock appreciation rights (SARs) and other equity and/or cash performance incentive awards to employees, directors, and consultants of the Company. Subject to certain restrictions, the Compensation Committee of the Board of Directors has broad discretion to establish the terms and conditions for awards under the 2008 Plan, including the number of shares, vesting conditions and the required service or performance criteria. Options and SARs have a maximum term of five years, and their exercise price may not be less than 110% of fair market value on the date of grant. Repricing of stock options and SARs is prohibited without stockholder approval. Each share subject to an award other than stock options or SARs will reduce the number of shares available for issuance under the 2008 Plan by 17,000 shares. Certain change in control transactions may cause awards granted under the 2008 Plan to vest, unless the awards are continued or substituted for in connection with the transaction. As of June 30, 2010, there were 1,983,000 shares authorized and available for issuance under the 2008 Plan.

The restricted stock activity in 2010 related to the Company’s 2008 Plan was as follows:

		Weighted Average Grant Date Price
	Shares	$
Non-vested at December 31, 2009
Granted	17,000	8.11
Vested	(8,500)	5.74
Forfeited	-	-

Non-vested at June 30, 2010	8,500	10.48

The share option activity in 2010 related to the Company’s 2008 Plan was as follows:

			Weighted
	Number of	Weighted average	average remaining
	options	exercise price	life

Balance as of January 1, 2010	-	-	-

Granted during the period	100,000	3.85	10.00
Forfeited during the period	-	-

Balance as of June 30, 2010	100,000	3.85	9.92

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)
9.	Share – based compensation expenses (continued)

The share option activity in 2010 related to the Company’s 2008 Plan was as follows (continued):
			Weighted
	Number of	Weighted average	average remaining
	options	exercise price	life

Exercisable as of January 1, 2010	-	-	-

Exercisable during the period	33,333	3.85	10.00
Forfeited during the period	-	-

Exercisable as of June 30, 2010	33,333	3.85	9.92

10.	Earning per share

Basic earning per common share is computed by dividing income available to common shareholders by the weighted-averages number of shares of common stock outstanding during the period. Diluted earning per common share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock outstanding that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options, restricted shares. The dilutive effect of potential dilutive securities is reflected in diluted earning per common share by application of the treasury stock method. Under the treasury stock method, an increase in the fair market value of the Company’s common stock can result in a greater dilutive effect from potentially dilutive securities.

The following tables set forth the computation of basic and diluted earnings per common share for the six months ended June 30, 2010 and 2009.

	Six months ended
	June 30,	June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Numerator:
Net income	3,166,047	1,371,622

Denominator:
Weighted-average shares outstanding	13,582,106	13,651,389
Effect of dilutive securities	149,990	52,500
Denominator:

Weighted-average shares diluted	13,732,096	13,703,889

Basic earning per common share	0.23	0.10

Diluted earning per common share	0.23	0.10

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)
11.	Inventories
	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$

Raw materials	5,376,931	4,090,897
Work in progress	1,690,589	1,086,523
Finished goods	7,935,094	5,441,554
Packing materials	14,658	14,592

	15,017,272	10,633,566

12.	Plant and equipment

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	$	$
Cost
Construction in progress	2,226,938	1,207,274
Furniture, fixtures and office equipment	2,054,284	1,748,650
Leasehold improvement	671,751	750,050
Machinery and equipment	9,965,280	9,040,243
Motor vehicles	731,395	710,245
Building	248,162	61,901

	15,897,810	13,518,363

Accumulated depreciation
Construction in progress	-	-
Furniture, fixtures and office equipment	782,215	619,020
Leasehold improvement	303,786	362,042
Machinery and equipment	2,347,272	1,962,512
Motor vehicles	340,813	288,931
Building	5,702	985

	3,779,788	3,233,490
Net
Construction in progress	2,226,938	1,207,274
Furniture, fixtures and office equipment	1,272,069	1,129,630
Leasehold improvement	367,965	388,008
Machinery and equipment	7,618,008	7,077,731
Motor vehicles	390,582	421,314
Building	242,460	60,916
	12,118,022	10,284,873

The components of depreciation charged are:

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

12.	Plant and equipment (continued)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Included in factory overheads	244,005	118,715	535,335	304,818
Included in operating expenses	69,719	68,075	138,961	119,189

	313,724	186,790	674,296	424,007

13.	Leasehold land

	At of
	June 30,		December 31,
	2010		2009
	(Unaudited)		(Audited)
	$		$

Cost	3,144,901		3,145,322

Accumulated amortization	(157,245	).	(125,813)

Net	2,987,656		3,019,509

The leasehold land is being amortized annually using the straight-line method over the lease terms of 50 years.

14.	Intangible asset – Consumer battery license

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
	$	$
Cost
Consumer battery license fee	1,000,000	1,000,000

Accumulated amortization	(175,000)	(150,000)

Net	825,000	850,000

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

14.	Intangible asset – Consumer battery license (continued)

Amortization expenses included in selling and distribution costs for the six months ended June 30, 2010 and 2009 was $25,000.

Shenzhen Highpower Technology Co., Ltd. (SZ Highpower), a wholly-owned subsidiary of the Company, entered into a Consumer Battery License Agreement with Ovonic Battery Company, Inc. (Ovonic), an unrelated party, dated May 14, 2004, pursuant to which SZ Highpower acquired a royalty-bearing, non-exclusive license to use certain patents owned by Ovonic to manufacture rechargeable nickel metal hydride batteries for portable consumer applications (Consumer Batteries) in the PRC, and a royalty-bearing, non-exclusive worldwide license to use certain patents owned by Ovonic to use, sell and distribute Consumer Batteries. SZ Highpower made an up-front royalty payment to Ovonic of $50,000 in 2004.

On August 8, 2007, SZ Highpwer and Ovonic amended the Consumer Battery License Agreement pursuant to which SZ Highpower agreed to pay a total of $112,580, which was to be made in two equal payments of $56,290, one of which was to be made within 15 days of August 8, 2007, and the other within 45 days of August 8, 2007, as royalties for its use of the licensed technology in 2004, 2005 and 2006.  Both of these payments were made during 2007 and were recorded as royalty expense in prior years, which was included in selling and distribution costs in the statement of operations.

The Consumer Battery License Agreement also requires the Company to pay an additional up-front royalty payment of $1,000,000 by four annual installments and an annual royalty fee based on the gross sales of consumer batteries over the term of the Consumer Battery License Agreement. Accordingly, during the year ended December 31, 2007, the Company recorded a total up-front royalty payment obligation of $1,000,000, which was included in other payables and accrued liabilities, with the related debit recorded as an intangible asset entitled consumer battery license agreement. During the three months ended March 31, 2010, the Company recorded a total of approximately $46,623 as royalty expense, which was included in selling and distribution costs in the statement of operations. At March 31, 2010, accrued royalty fees payable was $1,143,438 (see Note 19).

The Company is amortizing the $1,000,000 cost of the Consumer Battery License Agreement over a period of 20 years on the straight line basis. The accounting for the Consumer Battery License Agreement is based on the Company’s estimate of the useful life of the underlying technology, which is based on the Company’s assessment of existing battery technology, current trends in the battery business, potential developments and improvements, and the Company’s current business plan.

HONG KONG HIGHPOWER TECHNOLOGY, INC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

15.	Investment Securities

	As of
	June 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	$	$

Investment securities - cost method	52,725	52,732

	52,725	52,732

The investments in less than twenty percent owned entities are accounted for under the cost basis.

16.	Fair Value Measurements

The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), related to the Company’s financial assets and liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets and liabilities.

Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

ASC 820 also provides guidance for determining the fair value of a financial asset when the market for that asset is not active, and for determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. The adoption of ASC 820 did not have a material impact on the Company’s financial condition or results of operations.

The effective date for certain aspects of ASC 820 was deferred and are currently being evaluated by the Company. Areas impacted by the deferral relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. The effects of these remaining aspects of ASC 820 are to be applied by the Company to fair value measurements prospectively beginning November 1, 2009. The adoption of the remaining aspects of ASC 820 is not expected to have a material impact on its financial condition or results of operations. See Note 6 to the consolidated financial statements in this Report on Form 10-K for additional investment information.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

16.	Fair Value Measurements (Continued)

The following table details the fair value measurements of assets and liabilities within the three levels of the fair value hierarchy at June 30 2010 and December 31, 2009:

		Fair Value Measurements at reporting date using
	June 30, 2010	Quoted Price in active Markets for identical assets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	$	$	$	$
Assets
Accounts receivable	18,888,393	-	-	18,888,393
Prepaid expenses and other receivables	4,345,588	-	-	4,345,588
Notes receivable	860,786	-	-	860,786

Liabilities
Non-trading foreign currency derivatives liabilities	11,039	-	11,039	-
Accounts payable	19,969,317	-	-	19,969,317
Other payables and accrued liabilities	4,456,429	-	-	4,456,429

		Fair Value Measurements at reporting date using
	December 31, 2009	Quoted Price in active Markets for identical assets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	$	$	$	$
Assets
Accounts receivable	14,896,503	-	-	14,896,503
Prepaid expenses and other receivables	2,366,734	-	-	2,366,734
Notes receivable	596,795	-	-	596,795

Liabilities		-
Non-trading foreign currency derivatives liabilities	11,041	-	11,041	-
Accounts payable	10,738,714	-		10,738,714
Other payables and accrued liabilities	3,563,308	-	-	3,563,308

Level 2 financial assets represent the fair value of our foreign currency exchange contracts that were valued using pricing models that take into account the contract terms as well as multiple inputs are applicable, such as currency rate. Level 3 financial assets represent the fair value of our accounts receivables.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

17.	Risk Management Activities, Including Derivative

The Company recognized the following gains and losses attributable to its derivative financial instruments during the following periods:

	Six months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Foreign exchange contracts, net
Gain recognized in Other income, net	5,356	-

Gain recognized in Other expenses, net	-	171,085

Hedging Activities

Due to the volatility of the US Dollar to the Company’s functional currency, the Company has put into place a hedging program to attempt to protect it from significant changes to the US Dollar, which would affect the value of the Company’s US dollar receivables and sales. At June 30, 2010, the Company had a series of currency forwards totaling a notional amount US$7,500,000 expiring from July 2010 to May 2011.

SZ Highpower uses foreign currencies derivative instruments to manage foreign exchange resulting from fluctuations in US Dollar to the Company’s functional currency (RMB). The notional amounts of these financial instruments are based on expected cash flow from operations.

At the inception of a derivative contract, SZ Highpower historically designated the derivative as a cash flow hedge. For all derivatives designated as cash flow hedges, SZ Highpower formally documented the relationship between the derivative contract and the hedged items, as well as the risk management objective for entering into the derivative contract. To be designated as a cash flow hedge transaction, the relationship between the derivative and the hedged items must be highly effective in achieving the offset of changes in cash flows attributable to the risk both at the inception of the derivative and on an ongoing basis. SZ Highpower historically measured hedge effectiveness on a quarterly basis and hedge accounting would be discontinued prospectively if it was determined that the derivative was no longer effective in offsetting changes in the cash flows of the hedged item. Gains and losses deferred in accumulated other comprehensive income related to cash flow hedge derivatives that became ineffective remained unchanged until the related cashflow was received. If SZ Highpower determined that it was probable that a hedged forecasted transaction would not occur, deferred gains or losses on the derivative were recognized in earnings immediately.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

17.	Risk Management Activities, Including Derivative (continued)

Derivatives, historically, were recorded on the balance sheet at fair value and changes in the fair value of derivatives were recorded each period in net income or other comprehensive income, depending on whether a derivative was designated as part of a hedge transaction and, if it was, depending on the type of hedge transaction. SZ Highpower’s derivatives historically consisted primarily of cash flow hedge transactions in which SZ Highpower was hedging the variability of cash flows related to a forecasted transaction. Period to period changes in the fair value of derivative instruments designated as cash flow hedges were reported in other comprehensive income and reclassified to net income in the periods in which the contracts are settled. The ineffective portions of the cash flow hedges were reflected in net income as an increase or decrease to other income (expense). Gains and losses on derivative instruments that did not qualify for hedge accounting were also recorded as an increase or decrease to other income (expense), in the period in which they occurred. The resulting cash flows from derivatives were reported as cash flows from operating activities.

The cost of the effective portion of the cash flow hedges was $11,039 and $294,648 for the six months ended June 30, 2010 and 2009, respectively.

18.	Change in fair value of share warrants

On June 19, 2008, the Company issued to WestPark Capital warrants to purchase 52,500 shares of common stock at an exercise price of $3.90 per share in connection with the initial public offering. The warrants have a term of five years and are exercisable no sooner than one year and no later than five years.

The fair value of the warrants at June 19, 2008, the date of issue is $276,000. The fair value of the warrants is appraised by an independent qualified valuer.

On December 16, 2009, a warrant holder exercised 5,000 shares of the warrants via a cashless exercise. The Company issued 2,510 shares of common stock upon the exercise of the warrants at no consideration. At June 30, 2010, warrants to purchase 47,500 shares of common stock were still outstanding.

19.	Other payables and accrued liabilities

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$

Accrued expenses	1,694,753	2,056,261
Royalty payable	1,135,048	1,071,787
Sales deposits received	824,602	259,550
Other payables	802,026	175,710

	4,456,429	3,563,308

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

20.	Bank borrowings

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Secured:
Repayable within one year
Short term bank loans	-	2,929,551
Other trade related bank loans	16,151,634	11,858,163

	16,151,634	14,787,714

As of June 30, 2010, the above bank borrowings were secured by the following:

(a)	charge over bank deposits of $ which is included in restricted cash on the Balance sheet;

(b)	personal guarantee executed by the directors of the Company;

(c)	the legal charge over leasehold land with carrying amount $2,987,656 (see Note 13); and

(d)	other financial covenant

The interest rates of trade related bank loans were at bank’s prime lending rate per annum with various maturity dates. The rates at June 30, 2010 ranged from 6.5% to 8%.

21.	Pension plans

For employees in PRC, the Company contributes on a monthly basis to various defined contribution plans organized by the relevant municipal and provincial government in the PRC based on certain percentage of the relevant employees’ monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Company has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expenses as incurred.

The assets of the schemes are controlled by trustees and held separately from those of the Company. Total pension cost was $268,196 and $258,228 for the six months ended June 30, 2010 and 2009, respectively.

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

22.	Commitments and contingencies

Operating leases commitments

The Company leases factory and office premises under various non-cancelable operating lease agreements that expire at various dates through years 2010 to 2011, with an option to renew the lease. All leases are on a fixed repayment basis. None of the leases includes contingent rentals. Minimum future commitments under these agreements payable as of June 30, 2010 are as follows:

Period ending June 30,	$

2010	439,328
2011	258,525

697,853

Rent expenses for the six months ended June 30, 2010 and 2009 were $462,413 and $475,375 respectively.

23.	Segment Information

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by FASB Accounting Standard Codification Topic 280 (ASC 280) “Segment Reporting”.

All long-lived assets of the Company are located in the PRC. Geographic information about the revenues and accounts based on the location of the Company’s customers is set out as follows:

	Six months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Net revenue

Hong Kong and China	32,326,801	12,157,121
Asia	2,512,843	1,573,266
Europe	8,990,128	9,002,647
North America	5,122,431	3,818,465
South America	846	41,911
Others	248,437	161,879

	49,201,486	26,755,289

HONG KONG HIGHPOWER TECHNOLOGY, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollars)

23.	Segment Information

	At of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
	$	$
Accounts receivable

Hong Kong and China	14,316,129	8,511,192
Asia	550,004	476,659
Europe	2,623,218	4,050,519
North America	1,388,954	1,846,832
South America	-	900
Africa	10,088	10,300
Other	-	101

	18,888,393	14,896,503

24.	Subsequent Events

We have evaluated significant events and transactions that occurred from July 1, 2010 through the date of this report and have determined that there were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our Unaudited Condensed Consolidated Financial Statements for the quarterly period ended June 30, 2010.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to a discussion of the financial condition and results of operations of Hong Kong Highpower Technology, Inc. (the “Company”) and its wholly-owned subsidiary Hong Kong Highpower Technology Co., Ltd. (referred to herein as “HKHT”), and HKHT’s wholly-owned subsidiaries Shenzhen Highpower Technology Co., Ltd. (“Shenzhen Highpower”) and Sure Power Technology (Shenzhen) Co., Ltd. (“Sure Power”). HKHT’s other subsidiary, HZ Highpower Technology Co. (“HZ Highpower”) has not yet commenced operations.

Forward-Looking Statements

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes that are included in this Quarterly Report and the audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

This Quarterly Report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than historical facts contained in this report, including statements regarding our future financial position, capital expenditures, cash flows, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, the current economic downturn adversely affecting demand for the our products; fluctuations in the cost of raw materials; our dependence on, or inability to attract additional, major customers for a significant portion of our net sales; our ability to increase manufacturing capabilities to satisfy orders from new customers; changes in the laws of the PRC that affect our operations; our ability to complete construction at our new manufacturing facility on time; our ability to control operating expenses and costs related to the construction of our new manufacturing facility; the devaluation of the U.S. Dollar relative to the Renminbi; our dependence on the growth in demand for portable electronic devices and the success of manufacturers of the end applications that use our battery products; our responsiveness to competitive market conditions; our ability to successfully manufacture Li-ion batteries in the time frame and amounts expected; the market acceptance of our Li-ion products; changes in foreign, political, social, business and economic conditions that affect our production capabilities or demand for our products; and various other matters, many of which are beyond our control. Actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated should one or more of these risks or uncertainties occur or if any of the risks or uncertainties described in elsewhere in this report or in the “Risk Factors” section of our 2009 Annual Report occur. Consequently, all of the forward-looking statements made in this filing are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

We were incorporated in the state of Delaware on January 3, 2006. We were originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation. On November 2, 2007, we closed a share exchange transaction, pursuant to which we (i) became the 100% parent of HKHT and its wholly-owned subsidiary, Shenzhen Highpower, (ii) assumed the operations of HKHT and its subsidiary and (iii) changed our name to Hong Kong Highpower Technology, Inc. HKHT was incorporated in Hong Kong in 2003, under the Companies Ordinance of Hong Kong. Shenzhen Highpower was founded in founded in 2001.  HKHT formed HZ Highpower and Springpower in 2008.  HZ Highpower has not yet commenced business operations.

Through Shenzhen Highpower, we manufacture Nickel Metal Hydride (“Ni-MH”) batteries for both consumer and industrial applications. We have developed significant expertise in Ni-MH battery technology and large-scale manufacturing that enables us to improve the quality of our battery products, reduce costs, and keep pace with evolving industry standards. In 2008, we commenced manufacturing two lines of Lithium-Ion (“Li-ion”) and Lithium polymer rechargeable batteries through Spring Power for higher-end, high-performance applications, such as laptops, digital cameras and wireless communication products.  Our automated machinery allows us to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor.

We employ a broad network of salespersons in China and Hong Kong, which target key customers by arranging in-person sales presentations and providing post-sale services. The sales staff works with our customers to better address customers’ needs.

We recently began a new materials business in which we buy and resell certain raw materials related to our battery manufacturing operations.  This new materials business generates revenue and income and helps us understand our raw material supply chain, control our raw material costs and ensure that we have a steady supply of raw materials for our battery manufacturing operations.

Critical Accounting Policies and Estimates

The SEC defines critical accounting policies as those that are, in management's view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The preparation of these condensed consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on historical experience, actuarial valuations and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of those judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by our management there may be other estimates or assumptions that are reasonable, we believe that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements. The accounting principles we utilized in preparing our consolidated financial statements conform in all material respects to generally accepted accounting principles in the United States of America.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and equipment. Actual results could differ from those estimates.

Accounts Receivable. Accounts receivable are stated at original amount less allowance made for doubtful receivables, if any, based on a review of all outstanding amounts at the period end. An allowance is also made when there is objective evidence that we will not be able to collect all amounts due according to original terms of receivables. Bad debts are written off when identified. We extend unsecured credit to customers in the normal course of business and believe all accounts receivable in excess of the allowances for doubtful receivables to be fully collectible. We do not accrue interest on trade accounts receivable.

Revenue Recognition. We recognize revenue when the goods are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales of goods represent the invoiced value of goods, net of sales returns, trade discount and allowances.

We do not have arrangements for returns from customers and do not have any future obligations directly or indirectly related to product resales by the customer. We have no incentive programs.

Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on a weighted average basis and includes purchase costs, direct labor and factory overheads. In assessing the ultimate realization of inventories, management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase based on management’s projected demand requirements, and decrease due to market conditions and product life cycle changes. Our production process results in a minor amount of waste materials. We do not record a value for the waste in our cost accounting. We record proceeds on an as realized basis, when the waste is sold. We offset the proceeds from the sales of waste materials as a reduction of production costs.

Income Taxes. We use the asset and liability method of accounting for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have also adopted FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.”

Foreign Currency Translation. Our functional currency is the Renminbi (“RMB”). We maintain our financial statements in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, our financial statements, which are prepared using the functional currency, are then translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment in other comprehensive income, a component of stockholders’ equity.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at rates used in translation.

Results of Operations

Three Months Ended June 30, 2010 and 2009

Net sales for the three months ended June 30, 2010 were $29.0 million compared to $15.4 million for the three months ended June 30, 2009, an increase of 87.6%.  This increase was largely due to a 55% increase in the number of battery units sold and a 1% increase in the average selling price of our battery units.  The 55% increase in the number of battery units sold was due to increased orders from our customers.  The 1% increase in the average selling price of our battery units was due to an increase in the average cost of nickel during the three months ended June 30, 2010 compared to the comparable period in 2009.  Net sales during the three months ended June 30, 2010 also included sales from our New Material business and $21,368 from the sale of battery seconds (waster materials).  No such sales of battery seconds occurred during the three months ended June 30, 2009.

Cost of sales consists of the cost of nickel and other materials.  Costs of sales were $23.6 million million the three months ended June 30, 2010 as compared to $12.4 million for the comparable period in 2009.  As a percentage of net sales, cost of sales increased to 81.4% for the three months ended June 30, 2010 compared to 80.1% for the comparable period in 2009.  This increase was attributable to a 1% increase in the average per unit cost of goods sold during three months ended June 30, 2010 as compared to the comparable period in 2009, which was offset by a 1% increase in the average selling price of our battery units during the three months ended June 30, 2010 over three months ended June 30, 2009. The 1% increase in the average per unit cost of goods sold resulted from an 70% increase in the average cost of nickel during the three months ended June 30, 2010 compared to the comparable period in 2009.

Gross profit for the three months ended June 30, 2010 was $5.4 million, or 18.6% of net sales, compared to $3.1 million, or 19.9% of net sales, for the comparable period in 2009.  Management considers gross profit to be a key performance indicator in managing our business. Gross profit margins are usually a factor of cost of sales, product mix and demand for product. The decrease in our gross profit margin for the three months ended June 30, 2010 is primarily due to a 1% increase in the average per unit cost of goods sold during three months ended June 30, 2010 as compared to the comparable period in 2009.

To cope with pressure on our gross margins we intend to control production costs by preparing budgets for each department and comparing actual costs with our budgeted figures monthly and quarterly. Additionally, we have reorganized the Company’s production structure and have focused more attention on employee training to enhance efficiency. We also intend to expand our market share by investing in greater promotion of our products in regions such as the U.S., Russia, Europe and India, and by expanding our sales team with more experienced sales personnel. We have also begun production of a line of Li-ion batteries to complement our current Ni-MH battery products so that we are less vulnerable to price increases in nickel. We intend to expand production of our Li-ion battery products in the future. Our current monthly Li-ion battery production increased by 113% during three months ended June 30, 2010 as compared to the comparable period in 2009.

Selling and distribution costs were $1.1 million for the three months ended June 30, 2010 compared to $0.6 million for the comparable period in 2009. The increase was primarily due to the expansion of our salesforce.

General and administrative costs were $2.2 million, or 7.5% of net sales, for the three months ended June 30, 2010, compared to $1.0 million, or 6.8% of net sales, for the comparable period in 2009. Management considers these expenses as a percentage of net sales to be a key performance indicator in managing our business.  The increase as a percentage of net sales was primarily due to increased labor costs and research & development expenses.  Labor and personnel costs increased $259,000 for the three months ended June 30, 2010 as compared to the comparable period in 2009 due to the expansion of our workforce to expand production. Research &development expenses increased $129,000 for the three months ended June 30, 2010 as compared to the comparable period in 2009  due to our increased commitment to advance our research and development activities.

We experienced losses on the exchange rate difference between the U.S. Dollar and the RMB of $130,000 and $23,000, respectively, in the three months ended June 30, 2010 and 2009.  The increase in the losses on exchange rate was due to the devaluation of the U.S. Dollar relative to the RMB over the respective periods.  Although our sales contracts do not automatically adjust to reflect changes in exchange rates, to cope with devaluation of the U.S. Dollar relative to the RMB, each time that we enter into new sales contracts with new or existing customers we adjust the selling price of batteries in anticipation of an increase, and to make up for any potential change, in the exchange rate between the two currencies.

Interest expense was $101,000 for the three months ended June 30, 2010, as compared to $39,000 for the comparable period in 2009. The increase was primarily due to higher borrowing levels. We increased our borrowings by approximately $10.5 million in the three months ended June 30, 2010 as compared to the three months ended June 30, 2009.  Further increases in borrowing rates would further increase our interest expense, which would have a negative effect on our results of operations.

Other income from operations, which consists of bank interest income, exchange gains and losses and sundry income, was $126,000, for the three months ended June 30, 2010, as compared to $22,000 for the three months ended June 30, 2009, an increase of 478.7%. The increase was due to a  $13,000 increase in bank interest income, a  $35,000 gain from government sponsor, a $4,000 gain on a foreign exchange contract and $52,000 increase in sundry income during the three months ended June 30, 2010 as compared to

We had other expenses related to foreign exchange contracts of $120,000 in the three months ended June 30, 2009.  We had no such expenses in the three months ended June 30, 2010.

During the three months ended June 30, 2010, we recorded a provision for income taxes of $361,000, as compared to $229,000 for the comparable period in 2009.  The increase was a result of an increase in our net taxable income.

Net income for the three months ended June 30, 2010 was $1.6 million, compared to net income of $969,000 for the comparable period in 2009.

Six Months Ended June 30, 2010 and 2009

Net sales for the six months ended June 30, 2010 were $49.2 million compared to $26.8 million for the six months ended June 30, 2009, an increase of 83.9%.  This increase was largely due to a 56% increase in the number of battery units sold and a 1% increase in the average selling price of our battery units.  The 56% increase in the number of battery units sold was due to increased orders from our customers.  The 1% increase in the average selling price of our battery units was due to an increase in the average cost of nickel during the six months ended June 30, 2010 compared to the comparable period in 2009.  Net sales during the six months ended June 30, 2010 also included $38,730 from the sale of battery seconds (waster materials). Sales of battery seconds (waster materials) increased from $18,831 during the six months ended June 30, 2009 to $38,730 during the six months ended June 30, 2010.

Cost of sales consists of the cost of nickel and other materials.  Costs of sales were $39.6 million million the six months ended June 30, 2010 as compared to $21.3 million for the comparable period in 2009.  As a percentage of net sales, cost of sales increased to 80.4% for the six months ended June 30, 2010 compared to 79.6% for the comparable period in 2009.  This increase was attributable to a 1% increase in the average per unit cost of goods sold during six months ended June 30, 2010 as compared to the comparable period in 2009, which was offset by a 1% increase in the average selling price of our battery units during the six months ended June 30, 2010 over six months ended June 30, 2009. The 1% increase in the average per unit cost of goods sold resulted from a 70% increase in the average cost of nickel during the six months ended June 30, 2010 compared to the comparable period in 2009.

Gross profit for the six months ended June 30, 2010 was $9.6 million, or 19.6% of net sales, compared to $5.5 million, or 20.4% of net sales, for the comparable period in 2009.  Management considers gross profit to be a key performance indicator in managing our business. Gross profit margins are usually a factor of cost of sales, product mix and demand for product. The decrease in our gross profit margin for the six months ended June 30, 2010 is primarily due to a 1% increase in the average per unit cost of goods sold during six months ended June 30, 2010 as compared to the comparable period in 2009.

To cope with pressure on our gross margins we intend to control production costs by preparing budgets for each department and comparing actual costs with our budgeted figures monthly and quarterly. Additionally, we have reorganized the Company’s production structure and have focused more attention on employee training to enhance efficiency. We also intend to expand our market share by investing in greater promotion of our products in regions such as the U.S., Russia, Europe and India, and by expanding our sales team with more experienced sales personnel. We have also begun production of a line of Li-ion batteries to complement our current Ni-MH battery products so that we are less vulnerable to price increases in nickel. We intend to expand production of our Li-ion battery products in the future. Our current monthly Li-ion battery production increased by 160% during six months ended June 30, 2010 as compared to the comparable period in 2009.

Selling and distribution costs were $1.9 million for the six months ended June 30, 2010 compared to $1.1 million for the comparable period in 2009. The increase was primarily due to the expansion of our salesforce.

General and administrative costs were $3.6 million, or 7.4% of net sales, for the six months ended June 30, 2010, compared to $2.1 million, or 8.0% of net sales, for the comparable period in 2009. Management considers these expenses as a percentage of net sales to be a key performance indicator in managing our business.  The decrease as a percentage of net sales was primarily due to our enhanced general and administrative costs controls and scaling effect.

We experienced losses on the exchange rate difference between the U.S. Dollar and the RMB of $152,000 and $56,000, respectively, in the six months ended June 30, 2010 and 2009.  The increase in the losses on exchange rate was due to the devaluation of the U.S. Dollar relative to the RMB over the respective periods.   Although our sales contracts do not automatically adjust to reflect changes in exchange rates, to cope with devaluation of the U.S. Dollar relative to the RMB, each time that we enter into new sales contracts with new or existing customers we adjust the selling price of batteries in anticipation of an increase, and to make up for any potential change, in the exchange rate between the two currencies.

Interest expense was $167,000 for the six months ended June 30, 2010, as compared to $80,000 for the comparable period in 2009. The increase was primarily due to higher borrowing levels. We increased our borrowings by approximately $10.5 million in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.  Further increases in borrowing rates would further increase our interest expense, which would have a negative effect on our results of operations.

Other income from operations, which consists of bank interest income, exchange gains and losses and sundry income, was $203,000, for the six months ended June 30, 2010, as compared to $89,000 for the six months ended June 30, 2009, an increase of 129.6%. The increase was due to a $17,000 increase in bank interest income, a $50,000 gain from a government sponsor, a $5,000 gain from a foreign  exchange contract and a $42,000 increase in sundry income during the six months ended June 30, 2010 as compared to the comparable period in 2009.

We had other expenses related to foreign exchange contracts of $171,000 in the six months ended June 30, 2009 related to foreign exchange contracts.  We had no such expenses in the six months ended June 30, 2010.

During the six months ended June 30, 2010, we recorded a provision for income taxes of $740,000, as compared to $390,000 for the comparable period in 2009.  The increase was a result of an increase in our net taxable income.

Net income for the six months ended June 30, 2010 was $3.2 million, compared to net income of $1.4 million for the comparable period in 2009.

Liquidity and Capital Resources

We had cash and cash equivalents of approximately $3.6 million as of June 30, 2010, as compared to $3.0 million as of December 31, 2009. Our funds are kept in financial institutions located in the PRC, which do not provide insurance for amounts on deposit.  Moreover, we are subject to the regulations of the PRC which restrict the transfer of cash from the PRC, except under certain specific circumstances. Accordingly, such funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC.

To provide liquidity and flexibility in funding our operations, we borrow amounts under bank facilities and other external sources of financing.  As of June 30, 2010, we had in place general banking facilities with five financial institutions aggregating $35.0 million.  The maturity of these facilities is generally up to one year.  The facilities are subject to annual review and approval.  These banking facilities are guaranteed by us and some of our shareholders, including Dang Yu Pan, Wen Liang Li and Wen Wei Ma, and contain customary affirmative and negative covenants for secured credit facilities of this type.  However, these covenants do not have any impact on our ability to undertake additional debt or equity financing.  Interest rates are generally based on the banks’ reference lending rates.  No significant commitment fees are required to be paid for the banking facilities.  As of June 30, 2010, we had utilized approximately $16.2 million under such general credit facilities and had available unused credit facilities of $18.8 million.

For the six months ended June 30, 2010, net cash provided by operating activities was approximately $3.3 million, as compared to $7.1 million for the comparable period in 2009. The decrease in net cash provided by operating activities is primarily attributable to an increase in accounts receivable and an increase in inventories.

Net cash used in investing activities was $2.6 million for the six months ended June 30, 2010 compared to $1.6 million for the comparable period in 2009. The increase of cash used in investing activities was primarily attributable to a slight increase in the acquisition of plant and equipment over the respective periods.

Net cash provided by financing activities was $0.2 million during the six months ended June 30, 2010, as compared to net cash used in financing activities of $8.5 million for the six months ended June 30, 2009.  The increase in net cash provided by financing activities was attributable to a decrease in the repayment of other secured loans.

For the six months ended June 30, 2010, our inventory turnover was 6.4 times, as compared to 5.5 times at June 30, 2009. The average days outstanding of our accounts receivable at June 30, 2010 were 73 days, as compared to 54 days at June 30, 2009. Inventory turnover and average days outstanding are key operating measures that management relies on to monitor our business.  In the next 12 months, we expect to expand our research, development and manufacturing of lithium-based batteries and anticipate additional capital expenditures.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including medical insurance, unemployment insurance and job injuries insurance, and a housing assistance fund, in accordance with relevant regulations.  Total contributions to the funds were approximately $123,000 and $110,000 in the three months ended June 30, 2010 and 2009, respectively and $268,196 and $258,228 in the six months ended June 30, 2010 and 2009, respectively.  We expect the amount of our contribution to the government’s social insurance funds to increase in the future as we expand our workforce and operations.

Based upon our present plans, we believe that cash on hand, cash flow from operations and funds available under our bank facilities will be sufficient to fund our capital needs for the next 12 months.  However, our ability to maintain sufficient liquidity depends partially on our ability to achieve anticipated levels of revenue, while continuing to control costs. If we did not have sufficient available cash, we would have to seek additional debt or equity financing through other external sources, which may not be available on acceptable terms, or at all. Failure to maintain financing arrangements on acceptable terms would have a material adverse effect on our business, results of operations and financial condition.

The use of working capital is primarily for the maintenance of our accounts receivable and inventory. We provide our major customers with payment terms ranging from 30 to 75 days. Additionally, our production lead time is approximately 30 to 40 days, from the inspection of incoming materials, to production, testing and packaging. We need to keep a large supply of raw materials and work in process and finished goods inventory on hand to ensure timely delivery of our products to our customers. We use two methods to support our working capital needs: (1) paying our suppliers under payment terms ranging from 30 to 60 days; and (2) using short-term bank loans. We use our accounts receivable as collateral for our loans. Upon receiving payment for our accounts receivable, we pay our short-term loans. Our working capital management practices are designed to ensure that we maintain sufficient working capital.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures which amends ASC Topic 820, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010 (the Company’s fiscal year 2012); early adoption is permitted.  The Company is currently evaluating the impact of adopting ASU 2009-14 on its financial statements.

In January 2010 the FASB issued guidance that eliminates the concept of a “qualifying special-purpose entity” (QSPE), revises conditions for reporting a transfer of a portion of a financial asset as a sale (e.g., loan participations), clarifies the derecognition criteria, eliminates special guidance for guaranteed mortgage securitizations, and changes the initial measurement of a transferor’s interest in transferred financial assets. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. We adopted the provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

In January 2010 the FASB issued guidance that revises analysis for identifying the primary beneficiary of a variable interest entity, or VIE, by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The new guidance requires the primary beneficiary of a VIE to be identified as the party that both (i) has the power to direct the activities of a VIE that most significantly impact its economic performance and (ii) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. This guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2009. We adopted the provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

 In January 2010, the FASB issued guidance that expands the interim and annual disclosure requirements of fair value measurements, including the information about movement of assets between Level 1 and 2 of the three-tier fair value hierarchy established under its fair value measurement guidance. This guidance also requires separate disclosure for purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs using Level 3 methodologies. Except for the detailed disclosure in the Level 3 reconciliation, which is effective for the fiscal years beginning after December 15, 2010, all the other disclosures under this guidance became effective during the six months ended June 30, 2010. We adopted the relevant provisions of this guidance effective January 1, 2010, which did not have a material impact on our financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

We are exposed to credit risk from our cash at bank, fixed deposits and contract receivables. The credit risk on cash at bank and fixed deposits is limited because the counterparts are recognized financial institutions. Contract receivables are subject to credit evaluations. We periodically record a provision for doubtful collections based on an evaluation of the collectibility of contract receivables by assessing, among other factors, the customer’s willingness or ability to pay, repayment history, general economic conditions and our ongoing relationship with the customers.

Foreign Currency and Exchange Risk

The Company maintains its financial statements in the functional currency of Renminbi (“RMB”). Substantially all of our operations are conducted in the PRC and we pay the majority of our expenses in RMB. Approximately 75% of our sales are made in U.S. Dollars. During the six months ended June 30, 2010, the exchange rate of the RMB to the U.S. Dollar increased approximately 0.5% from the level at the end of December 31, 2009. This fluctuation resulted in a slight increase in our material costs during the six months ended June 30, 2010.  A future appreciation of the RMB against the U.S. Dollar would increase our costs when translated into U.S. Dollars and could adversely affect our margins unless we make sufficient offsetting sales. Conversion of RMB into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the RMB, there can be no assurance that such exchange rate will not continue to appreciate significantly against the U.S. Dollar. Exchange rate fluctuations may also affect the value, in U.S. Dollar terms, of our net assets. In addition, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. Due to the volatility of the US Dollar to our functional currency the Company put into place in 2008 a hedging program to attempt to protect it from significant changes to the US Dollar which affect the value of its US dollar receivables and sales. At June 30, 2010, the Company had a series of currency forwards totaling a notional amount US$7,500,000 expiring from July 2010 to May 2011. The terms of these derivative contracts are generally for 12 months or less. Changes in the fair value of these derivative contracts are recorded in earnings to offset the impact of foreign currency transaction gains and losses. We experienced $5,356 gain in the value of currency forwards in the six months ended June 30, 2010 as compared to a $171,085 loss on currency forwards during the comparable period in 2009.

Country Risk

The substantial portion of our business, assets and operations are located and conducted in Hong Kong and China. While these economies have experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of Hong Kong and China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation carried out as of the end of the period covered by this quarterly report, under the supervision and with the participation of our management, including our CEO and CFO, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective as of June 30, 2010.

Changes in Internal Control Over Financial Reporting

Based on the evaluation of our management as required by paragraph (d) of Rule 13a-15 of the Exchange Act, there were no changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

None.

Item 1A. Risk Factors

Not applicable to smaller reporting companies.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Item 3. Default Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

(a)           Exhibits

Exhibit Number	Description of Document

31.1	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*
This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

HONG KONG HIGHPOWER TECHNOLOGY, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hong Kong Highpower Technology, Inc.

Dated: August 12, 2010	/s/	Dang Yu Pan
	By:	Dang Yu Pan
	Its:	Chairman of the Board and Chief Executive Officer

	/s/	Henry Ngan
	By:	Henry Ngan
	Its:	Chief Financial Officer